Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended September 30, 2012

Monaco, November 21, 2012, GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2012.

Highlights

•	For the third quarter, GasLog reports Adjusted EBITDA(1) of $9.7 million, Adjusted Profit(1) of $4.0 million and Profit of $2.9 million.
•	Adjusted EPS(1) of $0.06 and EPS of $0.05 for the third quarter of 2012.
•	Quarterly dividend of $0.11 per common share is payable on December 17, 2012.
•	Continued strong fundamentals for the LNG industry.
•	100% utilization of GasLog Savannah and GasLog Singapore during the third quarter of 2012.
•	The eight LNG newbuildings are on schedule and within budget.
•	62% of the floating interest rate exposure on our fully funded debt program has been hedged at a weighted average interest rate of approximately 4.3% (including margin) as of September 30, 2012.

Chairman & CEO Statement

Mr. Peter G. Livanos, Chairman and Chief Executive Officer, stated “We are pleased with our third quarter results, which exceeded internal expectation, reflecting lower general and administrative expenses. We are announcing today our first dividend as a public company. The 11 cents per share, as earlier promised, will be paid in the fourth quarter. The strong revenue reflects the continued 100% utilization of our existing fleet. Our construction program at Samsung Heavy Industries is on time and on budget. The first ships are currently undergoing outfitting and will be delivered in the first quarter of 2013. Concurrently with the delivery to us by the shipyard they will commence their charters to the BG group. We see additional new requirements for LNG ships emerging that support our optimism regarding our 2 open vessels. We are studying a number of alternative financial structures including an MLP, that we feel could be beneficial to our growth aspirations and shareholder value. We believe our high quality technical platform and customer relations positions us well to take advantage of the growth in the LNG trade.”

Dividend Declaration

On November 20, 2012, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on December 17, 2012 to stockholders of record as of December 3, 2012.

Financial Summary

Revenues were $16.9 million (which eliminates $1.2 million of intercompany revenue) for the quarter ended September 30, 2012 ($15.9 million for the quarter ended September 30, 2011). The increase is attributable to an increase in revenues in the vessel management segment from external customers of $0.9 million and an increase in revenues in the vessel ownership segment of $0.1 million, with GasLog’s existing fleet performing at 100% utilization.

Vessel operating and supervision costs were $3.6 million for the quarter ended September 30, 2012 ($3.1 million for the quarter ended September 30, 2011). The increase is mainly attributable to an increase in employee costs related to new employees hired to fulfill the planned new requirements from our existing customers and an increase in technical maintenance and crew expenses in the vessel ownership segment.

General and administrative expenses were $2.9 million for the quarter ended September 30, 2012 ($3.0 million for the quarter ended September 30, 2011).

Financial costs were $2.9 million for the quarter ended September 30, 2012 ($2.3 million for the quarter ended September 30, 2011). The increase is primarily a result of increased interest expense as a result of swapping floating rate interest for fixed rate interest in connection with the outstanding indebtedness related to the vessel GasLog Savannah.

Profit for the period was $2.9 million for the quarter ended September 30, 2012 ($4.6 million for the quarter ended September 30, 2011). This decrease is mainly attributable to a $1.5 million increase in non-cash loss on interest rate swaps, largely resulting from mark-to-market valuations and to the aforementioned factors.

Adjusted Profit(1) was $4.0 million for the quarter ended September 30, 2012 ($4.8 million for the quarter ended September 30, 2011), after excluding the effects of the net loss on interest rate swaps and foreign exchange gains.

Adjusted EBITDA(1) was $9.7 million for the quarter ended September 30, 2012 ($10.3 million for the quarter ended September 30, 2011).

Adjusted EPS(1) was $0.06 for the quarter ended September 30, 2012 ($0.12 for the quarter ended September 30, 2011). EPS was $0.05 for the quarter ended September 30, 2012 ($0.12 for the quarter ended September 30, 2011). The decrease in Adjusted EPS(1) and EPS is attributable to the decrease in Adjusted Profit(1) and Profit and the increase in the weighted average number of shares following the completion of the IPO and the concurrent private placement.

As GasLog stated in the final prospectus filed April 2, 2012 for its IPO, the ramp-up of general and administrative expenses is expected to exceed revenue growth in 2012, as GasLog’s newbuildings will only commence delivery in 2013. Accordingly, GasLog expects 2012 profit will be lower than in 2011.

For a detailed discussion of GasLog’s financial results for the quarter ended September 30, 2012, please refer to the Financial Report for the Three Months and Nine Months Ended September 30, 2012, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q3 6-K”).

http://www.gaslogltd.com/investor-relations/sec-filings

Operating Results

The following table highlights certain financial information for GasLog’s two segments, the vessel ownership segment and the vessel management segment, for the quarters ended September 30, 2012 and 2011. A presentation of Unaudited Interim Financial Information is attached as Exhibit I.

In thousands of U.S. Dollars	Vessel Ownership Segment		Vessel Management Segment		Unallocated/Eliminations		Total
	Three Months Ended September 30,

	2011	2012	2011	2012	2011	2012	2011	2012

Revenue from external customers	$14,078	$14,147	$1,840	$2,788	—	—	$15,918	$16,935
Profit/(loss)	$6,103	$3,802	$42	$676	$(1,573)	$(1,554)	$4,572	$2,924
Adjusted Profit(1) /(loss)	$6,309	$5,248	$42	$676	$(1,537)	$(1,879)	$4,814	$4,045
EBITDA(1)	$11,497	$9,793	$84	$770	$(1,553)	$(1,939)	$10,028	$8,624
Adjusted EBITDA(1)	$11,704	$11,239	$84	$770	$(1,517)	$(2,265)	$10,271	$9,745

EPS – basic and diluted							0.12	0.05

Adjusted EPS(1) – basic and diluted							0.12	0.06

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $56 million for the fiscal year 2012 to $211 million for the fiscal year 2015, based on contracts in effect as of September 30, 2012 for the eight ships in GasLog’s owned fleet for which time charters have been secured, including contracts for six newbuildings that are scheduled to be delivered on various dates in 2013 and 2014. For further details please refer to the Q3 6-K.

Liquidity and Financing

As of September 30, 2012, GasLog had cash and cash equivalents of $26.7 million and short-term investments in time deposits of $211.8 million.

As of September 30, 2012, GasLog had an aggregate of $262.6 million of indebtedness outstanding under two credit agreements, of which $24.7 million is repayable within one year.

GasLog’s current commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.55 billion. As of September 30, 2012, the total remaining balance of the contract prices of the eight newbuildings on order was $1.36 billion, for which there are $1.13 billion of undrawn credit facilities and $238.5 million in cash, cash equivalents and short-term investments as of September 30, 2012, which includes proceeds from GasLog’s IPO and concurrent private placement completed on April 4, 2012.

Interest Rate Swaps

As of September 30, 2012, GasLog has entered into fifteen interest rate swap agreements for a total notional amount of $865.7 million. This is in relation to the outstanding indebtedness of $262.6 million and the new loan agreements of $1.13 billion in the aggregate that will be drawn by GasLog through its subsidiaries upon delivery of the newbuildings. In total 62.2% of GasLog’s expected floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.3% (including margin) as of September 30, 2012. During the third quarter of 2012, GasLog recognized a loss of $1.7 million on interest rate swaps, primarily attributable to the loss from the mark-to-market valuation of six interest rate swaps agreements signed in 2012 which do not qualify for hedge accounting.

Business Update

As of September 30, 2012, the eight ships under construction at Samsung Heavy Industries were on schedule and within budget. Of these eight ships, two were launched during Q2 2012 and they are on schedule for delivery during Q1 2013, and a third ship was launched in Q3 2012 and is scheduled for delivery during Q2 2013. Five of the eight ships that have now progressed to the steel cutting stage or beyond are scheduled for delivery in 2013.

The two ships in GasLog’s existing fleet, currently on multi-year charters to a subsidiary of BG Group plc, performed without any off-hire during the quarter ended September 30, 2012, thereby achieving full utilization for the period.

As of September 30, 2012, two of the newbuildings remain uncommitted and GasLog continues to hold options for two additional LNG carriers at Samsung Heavy Industries.

LNG Industry Update

GasLog believes the current supply and demand dynamics of the LNG industry are positive for LNG shipping. There continues to be progress on new production projects, and recent announcements in the LNG industry regarding additional LNG production projects are expected to create increased requirements for LNG carriers.

The third quarter of 2012 saw the final investment decision (“FID”) by Cheniere Energy on the construction of two LNG production trains at their Sabine Pass, Louisiana facility, for a planned first-production as early as 2015. These volumes are set to be the first commercial LNG exports produced in the lower-48 states, and may mark the commencement of the USA as a large future LNG exporter. Elsewhere, a tolling agreement was signed between the developers of Freeport LNG export project in Texas, and Japanese buyers. There are many US-based LNG export projects in the planning stages, all seeking to capitalize on relatively inexpensive natural gas in the US. In Australia, the Australia Pacific LNG project took FID on a second production train, with an expected start-up in 2016. In East Africa, we have seen further increases in gas reserve estimates around which LNG exports may be developed.

We have recently seen some older technology ships experiencing idle time. However, on a historical basis LNG shipping rates remain very firm, and we expect this firmness to be reflected in the longer-term charter market.

GasLog believes the robust development of new LNG supply projects and growing global demand for natural gas is likely to drive the need for more LNG carriers. LNG project developers are typically large multinational oil and gas companies with exacting standards for safety and reliability. In addition, we continue to expect a preference for the latest technology in ship design and propulsion. GasLog believes first class charterers will continue to engage experienced LNG shipowners to provide high quality LNG carriers for multi-year charter requirements.

Outlook

GasLog believes the strong fundamentals of the LNG industry will provide significant growth opportunities for GasLog’s high quality LNG shipping operations. Focus in the near term will be on delivering the growth of the business, through the on-time delivery of the newbuilding fleet, while ensuring full utilization of the existing ships. GasLog expects that its strategy of leveraging its established platform and customer relationships will aid in qualifying for charter possibilities for the two uncommitted newbuildings and the options it holds for two additional newbuildings. GasLog’s experience and track record may also allow GasLog to explore possibilities for industry consolidation of new entrants and to be flexible to adjust to market developments.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Wednesday, November 21, 2012 to discuss the third quarter 2012 results. The dial-in number is 1-212-444-0895 (New York, NY) and +44 (0)207 136 6283 (London, UK), passcode is 9524315. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on November 21, 2012 until 12:30 p.m. Eastern Time on Wednesday November 28, 2012 (5:30 p.m. London Time). The replay dial-in number is 1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 9524315.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 10 wholly-owned LNG carriers, including two ships delivered in 2010 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Prospectus filed April 2, 2012. Copies of the Prospectus, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:
Henrik Bjerregaard (CFO, GasLog, Monaco)
Phone: +377 9797 5119
Thor Knappe (GasLog, Monaco)
Phone: +377 9797 5117
Phone: +1 203-428-3231 (Ray Posadas, Solebury Communications, NYC)
Email: ir@gaslogltd.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position
As of December 31, 2011 and September 30, 2012
(All amounts expressed in U.S. Dollars)

	December 31, 2011	September 30, 2012

Assets
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,528,087	7,289,240
Deferred financing costs	14,289,327	21,850,352
Other non-current assets	871,769	3,845,765
Tangible fixed assets	438,902,029	430,150,396
Vessels under construction	109,069,864	196,072,310

Total non-current assets	579,172,216	668,719,203

Current assets
Trade and other receivables	2,682,820	2,192,364
Dividends receivable and due from related parties	1,273,796	391,916
Inventories	425,266	493,441
Prepayments and other current assets	3,365,697	588,390
Short-term investments	—	211,799,320
Cash and cash equivalents	20,092,909	26,736,619

Total current assets	27,840,488	242,202,050

Total assets	607,012,704	910,921,253

Equity and liabilities
Equity
Share capital	391,015	628,632
Contributed surplus	300,715,852	628,918,944
Reserves	1,744,417	(12,217,449)
Accumulated deficit	(12,437,763)	(10,894,832)

Equity attributable to owners of the Group	290,413,521	606,435,295

Current liabilities
Trade accounts payable	1,704,915	1,011,813
Ship management creditors	1,102,272	12,510
Amounts due to related parties	114,069	98,112
Derivative financial instruments	3,451,080	5,900,068
Other payables and accruals	18,541,023	7,186,825
Loans—current portion	24,276,813	23,999,339

Total current liabilities	49,190,172	38,208,667

Non-current liabilities
Derivative financial instruments	5,101,234	26,774,911
Loans—non-current portion	256,788,206	236,985,432
Other non-current liabilities	5,519,571	2,516,948

Total non-current liabilities	267,409,011	266,277,291

Total equity and liabilities	607,012,704	910,921,253

Unaudited condensed consolidated statements of income
For the three months and nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012

Revenues	15,918,352	16,935,004	48,674,885	50,244,406
Vessel operating and supervision costs	(3,069,622)	(3,629,299)	(9,181,577)	(10,342,516)
Depreciation of fixed assets	(3,206,858)	(3,288,480)	(9,612,638)	(9,773,311)
General and administrative expenses	(2,974,548)	(2,938,036)	(9,729,017)	(14,431,881)

Profit from operations	6,667,324	7,079,189	20,151,653	15,696,698

Financial costs	(2,262,006)	(2,892,817)	(6,947,506)	(8,846,897)
Financial income	12,265	481,265	41,170	925,124
Loss on interest rate swaps, net	(232,639)	(1,746,781)	(232,639)	(6,993,147)
Share of profit of associate	361,845	3,138	1,019,194	761,153
Gain on disposal of subsidiaries	24,786	—	24,786	—

Total other expense	(2,095,749)	(4,155,195)	(6,094,995)	(14,153,767)

Profit for the period	4,571,575	2,923,994	14,056,658	1,542,931

Attributable to:
Owners of the Group	4,571,575	2,923,994	14,373,631	1,542,931
Non-controlling interest	—	—	(316,973)	—

	4,571,575	2,923,994	14,056,658	1,542,931

Earnings per share – basic and diluted	0.12	0.05	0.37	0.03

Unaudited condensed consolidated statements of cash flow
For the nine months ended September 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2011	September 30, 2012

Cash flows from operating activities:
Profit for the period	14,056,658	1,542,931
Adjustments for:
Depreciation of fixed assets	9,612,638	9,773,311
Share of profit of associate	(1,019,194)	(761,153)
Financial income	(41,170)	(925,124)
Financial costs	6,947,506	8,846,897
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	—	176,657
Loss on interest rate swaps, net	232,639	6,993,147
Gain on disposal of subsidiaries	(24,786)	—
Non-cash employee benefits	3,199,782	3,481,090

	32,964,073	29,127,756
Movements in working capital	(4,378,318)	(8,260,438)

Cash provided by operations	28,585,755	20,867,318
Interest paid	(6,439,928)	(8,466,013)

Net cash from operating activities	22,145,827	12,401,305

Cash flows from investing activities:
Dividends received from associate	1,086,787	950,000
Return of investment from associate	500,000	—
Payments for tangible fixed assets and vessels under construction	(68,536,992)	(89,933,799)
Increase in short-term investments	—	(211,347,592)
Cash transferred on deconsolidation	(56,426)	—
Financial income received	41,170	181,109

Net cash used in investing activities	(66,965,461)	(300,150,282)

Cash flows from financing activities:
Bank loan repayment	(22,947,202)	(20,554,071)
Payment of loan issuance costs	(840,000)	(13,827,574)
Payments of IPO costs	(42,239)	(3,515,267)
Proceeds from sale of common shares (net of underwriting discounts and commissions)	—	314,255,049
Dividend paid	(772,000)	—
Capital contributions	60,926,075	18,662,935

Net cash from financing activities	36,324,634	295,021,072

Effects of exchange rate changes on cash and cash equivalents	—	(628,385)

(Decrease)/increase in cash and cash equivalents	(8,495,000)	6,643,710
Cash and cash equivalents, beginning of the period	23,270,100	20,092,909

Cash and cash equivalents, end of the period	14,775,100	26,736,619

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before loss on interest rate swaps and foreign exchange gains/losses. Adjusted Profit/(loss) and Adjusted EPS represent earnings and earnings per share, respectively, before loss on interest rate swaps and foreign exchange gains/losses. EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization and, and in the case of Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, loss on interest rate swaps and foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(loss) for the three month periods ended:
(All amounts expressed in U.S. Dollars)

	September 30, 2012

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	3,801,910	676,020	(1,553,936)	2,923,994
Depreciation of fixed assets	3,172,789	80,528	35,163	3,288,480
Financial costs	2,874,330	13,889	4,598	2,892,817
Financial income	(56,241)	—	(425,024)	(481,265)

EBITDA	9,792,788	770,437	(1,939,199)	8,624,026

Loss on interest rate swaps, net	1,746,781	—	—	1,746,781
Foreign exchange gains	(300,275)	—	(325,516)	(625,791)

Adjusted EBITDA	11,239,294	770,437	(2,264,715)	9,745,016

	September 30, 2011

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	6,102,615	41,630	(1,572,670)	4,571,575
Depreciation of fixed assets	3,153,104	36,994	16,760	3,206,858
Financial costs	2,249,640	9,774	2,592	2,262,006
Financial income	(8,016)	(4,249)	—	(12,265)

EBITDA	11,497,343	84,149	(1,553,318)	10,028,174

Loss on interest rate swaps, net	232,639	—	—	232,639
Foreign exchange (gains)/losses	(26,070)	—	35,962	9,892

Adjusted EBITDA	11,703,912	84,149	(1,517,356)	10,270,705

Reconciliation of Adjusted Profit/(loss) to Profit/(loss) for the three month periods ended:
(All amounts expressed in U.S. Dollars)

	September 30, 2012

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	3,801,910	676,020	(1,553,936)	2,923,994
Loss on interest rate swaps, net	1,746,781	—	—	1,746,781
Foreign exchange gains	(300,275)	—	(325,516)	(625,791)

Adjusted Profit/(loss) attributable to owners of the Group	5,248,416	676,020	(1,879,452)	4,044,984

	September 30, 2011

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	6,102,615	41,630	(1,572,670)	4,571,575
Loss on interest rate swaps, net	232,639	—	—	232,639
Foreign exchange (gains)/losses	(26,070)	—	35,962	9,892

Adjusted Profit/(loss) attributable to owners of the Group	6,309,184	41,630	(1,536,708)	4,814,106

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share for the three month periods ended:
(All amounts expressed in U.S. Dollars)

	September 30, 2011	September 30, 2012

Profit for the period attributable to owners of the Group	4,571,575	2,923,994
Less: Earnings allocated to manager shares and subsidiary manager shares	379,777	—

Earnings attributable to the owners of common shares used in the calculation of basic EPS	4,191,798	2,923,994
Weighted average number of shares outstanding	35,853,200	62,863,166

EPS	0.12	0.05

Adjusted profit for the period attributable to owners of the Group	4,814,106	4,044,984
Less: Adjusted earnings allocated to manager shares and subsidiary manager shares	399,924	—

Adjusted earnings attributable to the owners of common shares used in the calculation of basic EPS	4,414,182	4,044,984
Weighted average number of shares outstanding	35,853,200	62,863,166

Adjusted EPS	0.12	0.06